HYDROGENICS CORPORATION

RENEWAL ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2003

May 3, 2004

HYDROGENICS CORPORATION
RENEWAL ANNUAL INFORMATION FORM
FOR THE YEAR ENDED DECEMBER 31, 2003

We have applied for registration of the trademarks “Hydrogenics”, “FCATS”, “FCAVS”, “HyTEF”, “HyAL”, “SCREENER”, “POTENZ” and “MREF” in Canada. All other trademarks or service marks appearing in this annual information form are the trademarks or service marks of their respective owners.

Dollar references in this annual information form are to U.S. dollars unless otherwise specified.

This annual information form contains forward-looking statements about our future results, levels of activity, performance, goals or achievements or other future events. These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and our perceptions of historical trends, current conditions and expected future developments and other factors that we believe are appropriate in the circumstances and these statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements.

In some cases, you can identify forward-looking statements by our use of words such as “may”, “will”, “should”, “could”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “seeks”, “strategy”, “potential” or “continue” or the negative or other variations of these words, or other comparable words or phrases.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements or other future events. We are under no duty to update any of our forward-looking statements after the date of this annual information form, other than as required by law. You should not place undue reliance on forward-looking statements. Readers are encouraged to read the section entitled “Risk Factors” in this annual information form for a discussion of the factors that could affect our future performance.

HYDROGENICS CORPORATION

In this annual information form the “Company” refers to Hydrogenics Corporation and “Hydrogenics”, “we”, “us” and “our” refer to the Company and, as applicable its subsidiaries.  All dollar amounts are in U.S. dollars unless otherwise indicated.

Corporate History and Recent Developments

The legal name of our company is Hydrogenics Corporation - Corporation Hydrogenique. We were incorporated under the Canada Business Corporations Act on August 1, 1988 as Traduction Militech Translation Inc. By articles of amendment dated August 20, 1990, we changed our name to Societe Hydrogenique Incorporee - Hydrogenics Corporation Incorporated. From 1990 to August 1995, Societe Hydrogenique Incorporee - Hydrogenics Corporation Incorporated did not actively carry on business. In August 1995, we commenced our fuel cell technology development business. By articles of amendment dated January 24, 2000, we changed our name to Hydrogenics Corporation - Corporation Hydrogenique.  Our registered and principal executive offices are located at 5985 McLaughlin Road, Mississauga, Ontario, L5R 1B8, Canada and our telephone number is (905) 361-3660.

We are a developer and manufacturer of fuel cell and related new energy technologies that produce clean electricity. Our principal business is the development and commercialization of proton exchange membrane, or PEM, fuel cell test and diagnostic stations, PEM fuel cell stacks and PEM fuel cell power generation systems for portable, stationary and mobile applications. We are also beginning to develop and manufacture hydrogen generation products to complement our fuel cell product development initiatives, which include PEM electrolyzer stacks, PEM electrolyzer refueling systems and the balance of plant components for reformer-based hydrogen generation systems.

We have five wholly-owned subsidiaries: Hydrogenics USA, Inc. (incorporated under the laws of the State of Delaware), Hydrogenics Japan Inc. (incorporated under the laws of the Province of Ontario), Hydrogenics GmbH and EnKat GmbH (each incorporated under the laws of Germany) and Greenlight Power Technologies, Inc. (“Greenlight”) (incorporated under the laws of Canada).

Since our inception and through the end of 2000, our revenues were derived solely from the commercial sale of our PEM fuel cell automated test stations and related diagnostic equipment.  Our test and diagnostic equipment is used to develop and optimize the performance of fuel cell technology by simulating, monitoring and controlling the effect of power load, temperature, pressure, humidity and potential contaminants on a fuel cell and to measure the effect of changes in these variables on fuel cell performance. This equipment has become a critical tool for fuel cell technology developers, allowing fuel cell stacks to operate as part of a fully integrated power system.  We have sold our test equipment to most significant fuel cell development programs in the world.

Our expertise in the fuel cell testing business has provided the platform for the development and growth of our power products business.  This business includes the development and sale of fuel cell stacks, scalable fuel cell power modules, stand-alone fuel cell systems and a variety of hydrogen generation devices. In 2001, we began to generate revenues from the sale of fuel cell power products and system integration services.

In January 2003, we acquired Greenlight, our principal competitor in the fuel cell test equipment business. The acquisition of Greenlight facilitated the creation of two dedicated business groups - one, located in Burnaby, British Columbia, focused solely on our test business and the other, located in Mississauga, Ontario, focused primarily on developing our fuel cell power products business.

We currently have two segments from which we derive revenue: test equipment and services, and power products. For the past three years, the distribution of our revenues by segment was as follows:

	2003	2002	2001

	(in millions)

Test	$20.7	$5.6	$4.1
Power Products	6.0	10.2	3.3

Total	$26.7	$15.8	$7.4

Strategic Relationships

To help position our technology in markets of the future, we have formed strategic relationships with industry leaders in specific markets.  We look to these relationships as providing a source of funding, technology, and the potential for the future market distribution of our products. As part of our strategy, we are continually evaluating markets for fuel cell products and identifying potential strategic partners whose brands, distribution channels, technical expertise and customer knowledge can be accessed to bring fuel cell products to market.

In October 2001, we formed a strategic alliance with General Motors Corporation (“General Motors”) to accelerate the development of fuel cell technology into global commercial markets. This alliance includes shared intellectual property rights and joint efforts in fuel cell product development, engineering, prototyping, testing, branding and marketing strategies. In connection with the strategic alliance, we issued to General Motors approximately 11.4 million of our common shares, or approximately 21% of our outstanding shares as at October 2001, and warrants to purchase approximately 2.5 million additional shares. Each warrant is exercisable at an exercise price of $4.00 per share upon release from escrow. The warrants expire on October 16, 2006. Our partnership with General Motors positions us in what we anticipate will eventually become the largest market for fuel cell applications.

In April 2002, we entered into an agreement with Dow Corning Corporation (“Dow Corning”) to jointly commercialize our “Seal-in-Place” technology, an innovative method of cost-effectively sealing fuel cell stacks, electrolyzers and membrane electrode assemblies (“MEAs”). We share jointly in the intellectual property rights resulting from this agreement. Under the agreement, the parties jointly own a U.S. patent application, together with all inventions falling within the description of such patent application specific to Seal-in-Place sealing and sealing materials for fuel cell and electrolyzer assemblies conceived or made under the agreement.

In August 2002, we launched a new development effort with Deere & Company (“John Deere”) that culminated in the delivery of an innovative power module that was used to power a John Deere commercial work vehicle. We are currently working on additional projects with John Deere to extend our power modules to additional John Deere applications.

Acquisition of Greenlight Power Technologies, Inc.

On January 7, 2003, we acquired Greenlight, in a transaction valued at approximately $19 million, exclusive of expenses of approximately $1.1 million relating to the acquisition. Assets acquired through the acquisition of Greenlight include Greenlight’s manufacturing facility on leased premises in Burnaby, British Columbia and all of its intellectual property. Under the terms of the transaction, Greenlight shareholders received cash consideration of approximately $2.3 million and approximately 4.2 million of our common shares, representing approximately 8% of our then outstanding common shares. As part of the post-closing integration, we have combined the respective fuel cell test businesses of Hydrogenics and Greenlight and now operate this combined business under the Greenlight brand as the test equipment and services division of Hydrogenics, based in Burnaby, British Columbia. The consolidation of our test businesses into an independent operating division has allowed us to be better able to focus on the expansion of our rapidly growing fuel cell power products business in our facility in Mississauga, Ontario, Canada.

Completion of $62 Million Offering

On February 3, 2004, we completed the issuance and sale of 11,000,000 common shares at $5.75 per share for net proceeds of $59.6 million.  Subsequent to this sale, the underwriters’ over-allotment option was partially exercised resulting in the sale and issuance of an additional 373,608 common shares on February 13, 2004 for net proceeds of $2.0 million.

OUR BUSINESS

Our business is divided into two segments: fuel cell test and diagnostic equipment and fuel cell power products.

Fuel Cell Test and Diagnostic Equipment

Our test equipment and diagnostic products currently range from basic component and stack research products to full system and production grade test stations and diagnostic products. In addition to selling test equipment to third parties, we have over 40 test stations installed in our facilities that we use to provide testing services to key customers and strategic partners and to support our own significant research and development requirements.  Building on the experience gained in designing, manufacturing and selling over 450 fuel cell test stations to approximately 55 customers in North America, Asia and Europe, we have developed an extensive portfolio of test equipment and diagnostic products.

Automotive companies, energy companies, fuel cell developers, component suppliers and others are currently spending significant capital on the development and improvement of their own fuel cell programs. We believe that our test stations and diagnostic products will become an important element to many of these programs as broad commercial markets for fuel cells eventually develop. Currently our fuel cell test and diagnostic business unit employs approximately 95 full-time people in Canada, Germany and Japan. We now market all of our test equipment under the Greenlight brand. We expect to continue to market and sell our test stations for the foreseeable future.

Fuel Cell Power Products

We are developing a comprehensive portfolio of fuel cell products. We are also beginning to develop and manufacture hydrogen generation products. We believe that we are strongly positioned to put fuel cells into commercial products by virtue of the breadth of our power products portfolio, which includes fuel cell stacks, scalable fuel cell power modules, stand-alone fuel cell systems and a variety of hydrogen generation devices.

Fuel Cell Power Modules.  We have developed and recently begun selling scalable fuel cell power modules that allow “plug and play” integration into our own fuel cell products or those of original equipment manufacturers (“OEMs”). The low pressure configuration of our power module architecture results in fewer moving parts, greater system simplicity, lower cost, enhanced reliability, quieter operation and increased versatility when compared to the high pressure systems offered by other companies. Our goal is to apply our power module architecture across a wide range of applications with early market appeal and, in addition, to achieve commercialization through strategic partners that have established market channels.

Fuel Cell Systems.  We are also developing fuel cell system products for specific end-use markets. Our full fuel cell systems cover a range of portable, mobile and stationary power applications in the 500 watt to 50 kW range. The diversity of our technology portfolio allows us to design and manufacture fuel cell systems with integrated refueling capabilities, using either reformer or electrolyzer technology. For instance, in conjunction with General Motors, we have developed a 25 kW regenerative fuel cell backup power generator that is targeted at the telecommunications market to provide reliable power at cellular tower sites. We have also developed a 50 kW HySTAT energy station that is capable of powering multi-dwelling complexes or small commercial buildings as well as serving as a hydrogen refueling station for fuel cell vehicles.

We have a proprietary line of electrolyzers that we incorporate into our regenerative fuel cell systems. We are also developing stand-alone electrolyzer refuelers that utilize our electrolyzer technology. In addition to these fuel cell products, we have invested in a fuel cell vehicle-to-grid, or V2G, concept and the development of related V2G technology. A fuel cell vehicle is essentially a power generator on wheels that can provide clean power to off-board users at any time when the fuel cell power module is not being used for mobility purposes. Such off-board uses include the powering of electrical devices such as power tools, or alternatively, interconnection to the electrical grid to supply power to a building or even to supplement the grid’s supply of power from existing centralized power stations. This V2G concept is still in the early phase of development.

System Integration and Engineering.  Our power products business unit also provides systems integration and engineering services to key customers and strategic partners. System integration services entail working with our clients to integrate their proprietary components, typically a fuel cell stack or a natural gas fuel processor, into a fully functional fuel cell system. These services include engineering, design, prototyping, testing, contract manufacturing and project management.

Our power products business unit is operated out of our Mississauga, Ontario facility and employs 120 people.

Our Strategy

We have implemented the following strategies to further our goal of being a leader in the development and commercialization of fuel cell test and diagnostic equipment and new energy technologies:

•

Initially Target Premium Power Markets.  We believe that the best way to ensure our participation in the mass commercial markets of the future is to initially focus on selling fuel cell products to the smaller premium power markets that exist today. Premium power markets such as specialty off-road mobility, military, aerospace, research, mission critical back-up power and funded demonstrations yield premium prices for workable solutions, a key factor in meeting our overriding goal of commercial sustainability. We believe that the premium pricing and smaller production runs associated with selling into these markets will provide us with positive margins and, more importantly, additional technical expertise with a minimal level of capital investment. In addition, by targeting niche premium power markets, we expect to build enduring customer relationships that will sustain our growth as fuel cells gain more widespread commercial acceptance.

•

Deploy Capital Efficiently through Horizontal Business Model.  We save money by leveraging the research and development efforts of our component suppliers and the supply, distribution and marketing initiatives of our OEM partners and customers. We concentrate our research and development initiatives on our core competencies and encourage our suppliers and channel distribution partners to develop and invest in aspects of the supply and distribution chain that are in their areas of expertise. For example, in the production of our power modules we rely on numerous suppliers to develop component parts such as MEAs, bi-polar plates, wiring harnesses, blowers and power conditioning components and thereby avoid costs associated with internally developing these components. We also focus on establishing and strengthening key relationships with OEMs, like General Motors and John Deere, that have mature sales and distribution networks. Our goal is to utilize these existing sales and distribution networks and thereby minimize the costs associated with investing in our own marketing, sales and distribution networks. This strategy allows us to efficiently deploy our capital.

•

Develop a Portfolio of Complementary Technologies and Provide Customers with Complete Fuel Cell Solutions.  We are developing a comprehensive portfolio of technologies to address the mobility, stationary and portable power markets, as well as the hydrogen generation infrastructure that is required to support these markets. We believe the breadth of our portfolio of fuel cell and hydrogen generation technologies enables us to provide customers with complete energy solutions. For example, we are positioned to sell our fuel cell stack in conjunction with a test station or, alternatively, to sell a hydrogen refueler together with one of our fuel cell power products. By selling products and services that combine features and value streams that other fuel cell developers are not able to offer, we expect to realize improved pricing, revenues and gross margins. We expect that our portfolio of fuel cell and hydrogen technologies will, in the long term, yield multiple value streams for our shareholders and, in the short term, serve to insulate us from single point market failures and reduce technology risks. We also believe that our strategy of developing a comprehensive portfolio of technologies will position us favorably to participate in a larger number of government-sponsored initiatives that should stimulate early revenue opportunities.

•

Continue to Pursue Strategic Relationships.  We look to strategic partners as a source of funding and technology and as a potential means of market distribution capabilities and view these partners as critical to our long-term success. As part of our strategy, we are continually evaluating markets for fuel cell products and identifying potential strategic partners whose brands, distribution channels, technical expertise and customer knowledge can be accessed to bring fuel cell products to market. In addition, we are exploring opportunities to work with governments to provide them with innovative energy solutions. We work closely with our strategic partners to understand their goals and specific requirements and then rapidly develop prototypes and products to provide solutions to our partners’ needs. Our relationships with General Motors and John Deere illustrate how we have successfully collaborated with industry leaders to develop fuel cell applications for their respective markets. We also strive to secure key government and industry opportunities to demonstrate our technology in order to prove the viability of fuel cell power and hydrogen generation products in high visibility environments that provide significant feedback to our development programs.

•

Conserve Cash through Fiscal Discipline.  We believe it is important at this early stage of our industry to match our investment in headcount and research and development to the adoption rate and developmental pace of fuel cell technology. We believe that this deliberate pacing will reduce the risk of over-investment in production capacity prior to the emergence of a robust commercial market. The alignment of our resources with current market and development opportunities remains a fundamental discipline that we believe is critical to growing at a sustainable pace. Our product development efforts remain focused on near-term commercial applications and are funded, in order, by (i) positive gross profits (revenues minus the cost of revenues); (ii) government grants; (iii) joint development agreements; and, only to the extent necessary, by (iv) existing cash reserves.

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Extend Global Reach and Make Strategic Acquisitions.  We will continue to direct sales, business development and service capabilities in global markets where there are current and future needs for fuel cell related technologies. By doing so, we hope to develop customers and suppliers in the key markets of Japan, Europe and North America. We also expect to continue to complement our organic growth through strategic acquisitions of businesses and technology. For example, the acquisition of EnKAT GmbH in Germany established our foothold in the European test station market. Likewise, the acquisition of our principal competitor in the test market, Greenlight, solidified our position as a leading developer and manufacturer of fuel cell test stations and diagnostic equipment. We have also acquired proprietary technology, including our license to certain General Motors stack technology and certain patents used in connection with our V2G initiatives. We will continue to expand our global operations and consider strategic acquisitions as opportunities arise.

Our Competitive Advantages

We believe that the following competitive advantages have enabled us to be a leader in the design, development, manufacture and sale of fuel cell test and diagnostic equipment and new energy technologies:

•

Premier Customer Base.  We sell fuel cell test and diagnostic equipment to most significant fuel cell development programs in the world and to many of the world’s leading fuel cell component suppliers. Our customer relationships have helped, and we believe, will continue to help, us capitalize on the opportunities developing in the industry for fuel cell and hydrogen generation products and services. For example, we currently provide products and services to General Motors, John Deere, Johnson Matthey, Inc. (“Johnson Matthey”) and ChevronTexaco Corporation (“ChevronTexaco”). In addition, we continue to seek strategic relationships and significant customer relationships with market leaders because we believe that they will have the potential to provide us with access to some of the largest distribution channels for fuel cell technology.

•

Strategic Alliance with General Motors Corporation and Other Key Relationships.  We entered into an alliance with General Motors in October 2001. Our alliance with General Motors includes shared intellectual property rights and joint efforts in fuel cell product development, engineering, prototyping, testing, branding and marketing strategies. This alliance has given us the opportunity to participate in the development of fuel cell systems for automotive applications, the largest potential market for fuel cells, and has also helped us form key customer relationships with other OEMs such as John Deere and ChevronTexaco. We are currently providing power modules to John Deere for use in a variety of their commercial work vehicles and we are working with ChevronTexaco to develop a natural gas refueler, utilizing ChevronTexaco’s proprietary fuel processor.

•

Fuel Cell System Expertise.  Through the development and maturation of our fuel cell test and diagnostic business, we have gained an in-depth understanding of the intricacies of fuel cell technology. In particular, we have gained significant expertise from our fuel cell test and diagnostic business in the operation of fuel cell stacks and balance of plant and systems integration. We believe that our expertise in optimizing the operation of a fuel cell system gives us the platform to transform current fuel cell technology into workable and cost-effective real-life applications. We believe that this expertise will continue to provide us with an ability to respond rapidly to market opportunities and technological changes in our industry. In addition, we believe that we are among a small number of companies around the world that have successfully demonstrated the ability to integrate a variety of hydrogen generation systems together with a fuel cell to make complete, self-contained fuel cell energy stations. Many of these systems have been integrated with “back-to-grid” capabilities, where the fuel cell supplies power not only to the immediate application but also is capable of transferring excess power back to the local electrical grid. We believe that our fuel cell system expertise will continue to provide us with the ability to respond rapidly to market opportunities and technological changes in our industry.

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Modular Architecture Deployable in Multiple Markets.  We believe the versatility and scalability of our multi-application power and electrolyzer module technology is unique among our competitors. By versatility, we mean that our current power modules are particularly well suited to address diverse markets including off-road mobility, buses, materials handling, back-up and stationary power, portable military generators, vehicular auxiliary power units and a number of other applications. By scalability, we mean that our power and electrolyzer modules can be combined in series or in parallel to provide complete solutions for our customers’ power and hydrogen requirements. By deploying our module architecture across a variety of applications we are able to be more cost-effective and efficient with our research and development activities and investments.

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Proprietary Technology.  We believe we have proprietary technology across our product offerings. We have increased our patent portfolio to 16 patents on our technology in the United States and Canada, and we have approximately 300 patent applications pending in a number of countries. We also believe that our access to two proven fuel cell stack technologies is unique among our competitors. The development of our own fuel cell stack, combined with our access to certain of General Motors’ fuel cell stack technology, provides us with significant product and market flexibility. Our HyPM power modules have been built to accommodate either a Hydrogenics or a General Motors stack.

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Superior Testing Capabilities.  In addition to our expertise in the area of fuel cell testing, we have one of the largest fuel cell development and testing facilities in North America, which provides us with an advantage over our competitors. We are able to quickly and efficiently conduct comprehensive product testing and thereby quicken the development of our technology and the evaluation of our suppliers’ technologies. This testing capability leads to rapid prototyping of our power and electrolyzer stack and module technology. Furthermore, the use of our own test equipment products provides valuable feedback to our test equipment product development process.

Products and Services

Fuel Cell Power Products and Services

We design and manufacture fuel cells, fuel cell power modules, hydrogen generation devices and integrated fuel cell systems, and provide system integration services. Our fuel cell power products unit is operated from our Mississauga, Ontario facility.

Fuel Cell Stacks. Our fuel cell stack technology is suited to a wide range of power applications ranging from sub-kilowatt remote power to multi-kilowatt mobile, stationary and portable applications. The power densities of our current series offer high performance in a power range of 500 W to 25 kW. In addition to our own fuel cell stack program, we also have access to certain of General Motors’ fuel cell technology for use in certain applications. We believe our access to two proven fuel cell stack technologies provides us with significant product and market flexibility.

Fuel Cell Power Modules.  In the development of our proprietary power modules, we have integrated our fuel cell stacks with “balance of plant” subsystems and components to create fully integrated electrochemical generators that are suitable for integration into a wide range of applications spanning the stationary, mobile and portable power markets. Each power module runs on pure hydrogen and produces DC power. We market our power modules to OEMs and systems integrators under the trade name “HyPM” for incorporation into their products. Our latest design is a low profile, low pressure 10 kW power module. We have developed a 20 kW version and are also developing a 50 kW module. Our HyPM power modules have been designed to accommodate either a Hydrogenics or a General Motors fuel cell stack.

Hydrogen Generation Devices.  We have developed devices to generate hydrogen as a fuel source. We have a proprietary line of electrolyzers which we incorporate into our regenerative fuel cell power systems, which are marketed under the trade names of HyUPS and HyPORT E. We have also developed our electrolyzer technology as a stand-alone product for hydrogen generation. This stand-alone electrolyzer product is marketed under the trade name of HyLYZER. In addition, we have developed a hydrogen generation device using our proprietary chemical hydride technology and have incorporated this into an integrated system, which is marketed under the trade name of HyPORT C.

While we have developed our own proprietary line of electrolyzers, we have chosen to purchase reformers from third parties for integration into certain of our stationary power products. Our HySTAT energy station, described below, contains a reformer, or fuel processor, that is capable of supplying hydrogen fuel for up to 50 kW of fuel cell power. Under a joint development agreement with Johnson Matthey, we developed a fully integrated fuel processor system that incorporates Johnson Matthey’s proprietary fuel processing technology and our integrated system controls and balance of plant subsystems. We also designed and manufactured an integrated natural gas reformer for ChevronTexaco, which they market under the brand name HALIAS.

Integrated Fuel Cell Systems.  We have developed portable and stationary fuel cell power generation systems, on a per order basis, as a complete power generation solution for the end user. To date we have designed integrated fuel cell systems for use in a range of applications:

	HyPORT C	HyPORT E	HyUPS	HySTAT

Power Specification	Up to 500 W	Up to 5 kW	10-25 kW	50 kW

Uses	Portable device for use in remote locations (e.g. military field operations).	Portable device particularly suited to vehicles (e.g. can be used to power on board and off-board electrical loads).	Alternative to diesel generators and battery banks to provide power for critical backup applications (e.g.	Stationary power generator that can provide peak shaving power generation and hydrogen refuelling

	HyPORT C	HyPORT E	HyUPS	HySTAT

Power Specification	Up to 500 W	Up to 5 kW	10-25 kW	50 kW
			cellular towers).	for vehicles. It is capable of producing enough electricity to meet the needs of 10-15 average homes.

Features	Produces its own hydrogen to meet electrical load demand by mixing chemical hydride with water.

Produces its own hydrogen through integration with an electrolyzer which uses power from a vehicles alternator while the vehicle is running to generate hydrogen. The fuel cell can then be run using the stored hydrogen after the vehicle’s engine is turned off.

Produces its own hydrogen fuel from water using an integrated electrolyzer module.

A refueler system produces the hydrogen fuel for the HySTAT fuel cells and it also supplies hydrogen to an adjacent hydrogen dispenser for vehicle refuelling through an integrated natural gas reformer.

System Integration and Engineering Services.  We have gained substantial expertise in fuel cell operating systems through our work on the design and assembly of fuel cell test stations. This expertise is in demand by fuel cell developers that require a third party to integrate their technology into an operational system and ultimately a power product. To this end, we provide system integration services to select customers. These services include engineering, design, prototyping, testing, contract manufacturing and project management. The ownership of intellectual property that arises from these relationships is determined on a case-by-case basis.

In December 2001, we entered into a contract to supply General Motors with engineering support and related services at a General Motors fuel cell research facility in Honeyoye Falls, New York. A two year contract extension was signed on March 31, 2003. Under the terms of this contract we supply ongoing engineering, technical, testing, design and administrative support to General Motors’ fuel cell development efforts at its Honeyoye Falls development center.

We anticipate that our engineering services contract with General Motors will end in the third quarter of 2004. Revenues from engineering services provided to General Motors represented 14% of our total revenue for the financial year ended December 31, 2003. We do not expect this to have an impact on our ongoing relationship with General Motors or other sales to General Motors.

Fuel Cell Test and Diagnostic Equipment and Testing Services

We design and manufacture an extensive portfolio of fuel cell test and diagnostic equipment, and offer testing services to customers requiring third party testing programs.  Our test equipment business unit is operated by our wholly-owned subsidiary, Greenlight, from its facility in Burnaby, British Columbia.

Fuel Cell Test Equipment.  In order to perform testing and diagnostic functions, our test stations provide the necessary balance of plant components and subsystems to simulate, monitor and control key parameters of a fuel cell such as power load, temperature, pressure, humidity and potential contaminants. Our test stations measure the effect of these variables on fuel cell performance and provide real-time data to our customers’ development programs.

Our current product line includes test stations for fuel cell stacks, components, fuel reformers, electrolyzers and fuel cell systems. Our commercially available test stations are used in testing stationary, portable and mobile fuel cell applications in the PEM, molten carbonate and solid oxide chemistries. The test stations are built with proprietary software and advanced safety features, which permit unattended automated operation. The software controls, alters and monitors:

•	gas flow rates — higher gas flow rates result in higher power output;

•	pressure — increasing pressure achieves higher power output;

•	individual cells — the testing and monitoring of individual cells within a stack to validate each cell and quickly locate problems in stack performance;

•	temperature — a temperature that is too high threatens to evaporate water in the fuel cell, creating “dry” or sub-optimal operating conditions; and

•

humidity — fuel cells operate best when they are humidified or moist; however, over- or under-humidification can impair performance; humidification testing helps to identify the optimal operating humidity and therefore optimizes the fuel cell’s performance.

We market our automated test stations under the trade name FCATS. Our FCATS product line covers fuel cell stack testing from 2 kW to 120 kW, which we believe covers the power range for most PEM fuel cell stacks currently in development. We also manufacture a smaller, more economical FCATS Screener model, which is an industrial-grade test station with a variety of features for testing single fuel cells. In addition, we provide custom design and manufacturing of test stations to meet specific customer needs. FCATS test stations are designed to keep pace with current manufacturing requirements as fuel cell commercialization progresses from the research and development stage to prototype production and potentially to mass production.

Diagnostic Equipment.  Our diagnostic modules measure the electrical performance of fuel cells and fuel cell stacks using automated, real-time non-invasive techniques. They are divided into two functional categories: measurement and monitoring of a fuel cell’s internal resistance (electrical efficiency) and measurement and monitoring of a fuel cell’s DC voltage. Our first diagnostics product was marketed under the trade name IMPACT. This module can be sold as a stand-alone unit or integrated as an option in our test stations. The IMPACT module utilizes an AC impedance measurement technique to determine the electrical efficiency of a fuel cell stack, which allows developers to characterize the internal components of fuel cells and to optimize a fuel cell stack for rigorous practical applications. We also offer a diagnostics module marketed under the trade name FCVM. This module measures DC voltages in real time to identify the performance of individual fuel cells within a fuel cell stack. The FCVM module can also be integrated as an option in our test stations as well as our fuel cell power modules. Further diagnostic devices are in product development stages.

Testing Services.  We offer a full range of testing services as a cost-effective solution for customers who wish to initiate a test program through an outside supplier. Through our testing services, we are able to offer our customers rapid implementation, improved productivity, lowered financial risk and independent test validation.

Sales and Marketing

Fuel Cell Power Products and Services

Our sales and marketing efforts for our fuel cell power products are currently focused on the premium power market, consisting primarily of customers in the research, military, aerospace and backup power segments, that we view as the likely early adopters of fuel cell power products. We believe that these market segments are more likely to be early adopters based on the benefits that fuel cell power technology offers notwithstanding the high cost of fuel cells relative to conventional means of generating power. In addition, the customers in this market generally possess a high degree of technical sophistication allowing us to develop a close collaborative relationship to tailor our products to their specific requirements and applications.

Fuel Cell Test and Diagnostic Equipment

We currently sell our test stations to automotive companies, fuel cell developers, component suppliers and government agencies. Our marketing efforts are global in scope and we have current plans to establish sales and service offices in strategic locations around the world. In addition to distributorship arrangements in Japan and Korea, we have established an Asia-Pacific regional office in Tokyo with a manager and five service and after-sales personnel. We have established our presence in Europe through our office in Germany that was acquired in the EnKat acquisition. Our sales force is primarily organized by region for our test station line of products, and by product line for our fuel cell system products. Our direct sales force for fuel cell test and diagnostic equipment currently consists of 16 employees based in Canada, Germany and Japan. We plan to expand our sales staff to cover our growing markets.

Manufacturing

We assemble and test our fuel cell testing products at the facilities of our wholly-owned subsidiary, Greenlight, in Burnaby, British Columbia. We assemble and test our fuel cell power products at our headquarters in Mississauga, Ontario. Most of our fuel cell power products are currently in a pre-commercialization phase and are therefore manufactured in very limited quantities. On occasion, we outsource some of the manufacturing that we require to local manufacturers who produce prototype components to our specifications. We also outsource the production of components such as steel frames and enclosures used in the production of certain of our power products to third party manufacturers. We believe that this practice allows us to manage our capital costs and to focus on our core business. We are dependent upon third party suppliers for certain key materials and components for our products. We believe that we have sufficient sources and supply of our key materials and key components, and to date, the pricing of our key materials and components has been stable.

Customers

The following is a list of customers that each have accounted for at least $100,000 in revenues since 2000:

3M Company	Hyundai Motor Company
Adam Opel AG	IMRA America, Inc.
AeroVironment Inc.	Industrial Technology Research Institute (Taiwan)
Asia Pacific Fuel Cell Technologies, Ltd.	UTC Fuel Cells
Ballard Power Systems Inc.	Johnson Matthey plc
ChevronTexaco Corporation	Morganite Special Carbons Ltd.
Dalian Institute of Applied Technology	Plug Power Inc.
Deere & Company	PSA Peugeot Citroën
Delphi Automotive Systems Inc.	QuestAir Technologies, Inc.
Department of National Defence (Canada)	Radian Inc.
DuPont Canada Inc.	Sartorius AG
E. I. du Pont de Nemours and Company	United Technologies Corporation
Engelhard Corporation	U.S. Army Tank-automotive and Armaments Command
European Community	Toyota Tsusho Corporation
European Fuel Cell Group Ltd.	Volvo Group
Gas Technologies Institute	Zentrum für Sonnenenergie-und Wasserstoff-Forschung
General Hydrogen Corporation
General Motors Corporation
Government of Canada
High Technology Development Corporation

Government Sponsored Initiatives

We believe that government and industry demonstration initiatives provide premier opportunities to showcase the capabilities of our power product portfolio. Technology demonstrations often result in the identification of potential customers and strategic partners, give rise to important technical learning and/or educate future stakeholders. Typically, when we enter into agreements with either the Canadian or U.S. government, that government receives the right to be paid royalties and also receives a non-exclusive license on any intellectual property created during the term of the project or agreement which allows it to use or to sublicense the resulting intellectual property rights. Certain of these agreements allow the applicable government additional rights to the resulting intellectual property if it believes that we are not exploiting the technology in the manner agreed.

Currently we are participating in the following government grants and development programs:

Purolator. On February 9, 2004, we entered into an agreement with Purolator Courier Ltd., a major Canadian courier company owned by Canada Post, a Canadian crown corporation. The agreement requires us to develop and deploy a fuel cell hybrid delivery van using our proprietary PEM fuel cell power module technology, as well as the development and installation of an on-site hydrogen refueling system based on our proprietary PEM electrolyzer technology. The Canadian Transportation Fuel Cell Alliance (CTFCA), administered by Natural Resources Canada, NRCan, is partially funding the project in support of Purolator’s ongoing ‘Greening the Fleet’ program. This project aims to demonstrate the viability of using fuel cell hybrid technology in a fleet application where urban pollution is a driver to the adoption of clean transportation technologies. The deployment of the project will be based out of a Purolator facility in the Toronto area.

IdaTech. On October 22, 2003, we entered into to an agreement with IdaTech LLC, the fuel cell subsidiary of IDACORP, Inc. to develop a 50 kW fuel cell system that can serve as an independent energy source for large facilities such as hotels, hospitals and office buildings. This project is partially funded by the United States Department of Energy. The fully integrated PEM fuel cell system will combine IdaTech’s patented multi-fuel fuel processing technology with a Hydrogenics fuel cell power module and will deliver both electricity and thermal energy to building systems. Potential applications include multi-family dwellings, prison systems, hospital/medical care facilities and defense market applications.

SDTC. On October 21, 2003, we were approved by Sustainable Development Technology Canada (SDTC) to lead a consortium of technology and end-user partners to develop, demonstrate and pre-commercialize fuel cell-powered forklifts. The project aims to demonstrate a number of value propositions for this potentially early-adopting market. The consortium members include Deere & Company, FedEx Canada, General Motors of Canada, NACCO Materials Handling Group and the City of Toronto. SDTC is an independent agency that administers Canadian Government funding for climate change solutions. The contractual terms of these arrangements are pending final negotiations.

City of Toronto. On April 15, 2003, the Toronto City Council approved a three-year project in which the city’s Energy Efficiency Office and Fleet Services Division, in partnership with us and Exhibition Place, will demonstrate, in three phases, the ability of fuel cell technology to provide mobile and stationary power without harmful emissions. In phase one, our 50 kW HySTAT energy station demonstrated “peak shaving” by supplying power to the Exhibition grounds during periods of high electricity consumption when power is more expensive to buy. During phase one, we also operated a fuel cell-powered John Deere commercial work vehicle to demonstrate how fuel cell technology can deliver quiet, zero emissions power to vehicles. This vehicle was developed in conjunction with John Deere’s ePower Technology group using our HyPM power modules. During phase one, the HySTAT unit was also used to refuel the John Deere commercial work vehicle. In phase two, we will demonstrate our electrolyzer technology with a renewable energy source to make hydrogen for vehicle refueling. The final phase will demonstrate a fuel cell powered transit bus, together with our V2G technology. The three phases of demonstration will allow the public to learn about hydrogen and fuel cells as the energy of the future in a hands-on setting.

Government of Canada. In the fourth quarter of 2002, we entered into a contribution agreement with the Government of Canada, pursuant to which the Government of Canada, through the Efficiency and Alternative Energy Program and NRCan, will support the integration of our power module technology into a next-generation fuel cell-powered transit bus. In the current phase of the project, the Government of Canada will contribute Cdn. $2.0 million towards the project which is scheduled for completion in March 2004. The balance of the Cdn. $5.75 million project, comprised of material costs and labor and other in-kind contributions, will be contributed by us and other project partners. We expect a second phase of the project, with additional funding, to commence immediately upon completion of phase one. We expect that the project will be completed by March 2005.

NRCan. On January 10, 2001, we entered into a two-year contribution agreement with NRCan and the Climate Change Action Fund relating to the development of a stationary fuel cell system capable of generating power for use in multi-dwelling clusters and small commercial buildings. The agreement was subsequently amended on April 11, 2001. The agreement has resulted in the development of our HySTAT system, a 50 kW stationary power generator complete with an integrated natural gas reformer and hydrogen storage. The total cost of the project has been approximately Cdn $6.0 million, of which the Government of Canada has contributed Cdn. $2.0 million: Cdn. $1.6 million from the Technology Early Action Measures, or TEAM, a component of the Climate Change Action Fund, and Cdn. $400,000 from NRCan. We have contributed the balance of the cost, which is comprised of material costs, labor and other in-kind contributions. The HySTAT was demonstrated in August 2003 at the Canadian National Exhibition as part of our three-year initiative with the City of Toronto and Exhibition Place. We expect to continue to make improvements to the HySTAT in our efforts to develop a commercial product line based on this technology.

Research and Development

Our research and development activities are conducted internally at our facilities in Mississauga, Ontario and Burnaby, British Columbia by a research and development staff consisting of approximately 50 full time employees. We direct our research and development initiatives towards development of integrated fuel cell systems rather than to the individual components and materials that comprise a fuel cell system. We actively encourage and assist our suppliers to develop materials and individual components of a fuel cell system. For example, in the production of our power modules, we rely on numerous suppliers to develop component parts such as MEAs, bi-polar plates, wiring harnesses, blowers and power conditioning components and thereby avoid the costs associated with internally developing these components. We believe this strategy allows us to efficiently deploy our capital by leveraging the research and development efforts of our component suppliers.

As a result of this strategy, one of our key research and development initiatives is the development of a line of fuel cell power modules across a power range of 500 watts to 50 kW which we believe will provide a modular and scalable building block for future power products, as well as for OEM customers. Since 2001, our power module development team has developed four distinct generations of fully integrated “plug and play” HyPM power modules, ranging in size from 10 to 25 kW.

Our most recent development efforts resulted in our HyPM 10 which was released in November 2003. Although now in production, we expect ongoing development of our HyPM power module technology. HyPM power modules have been designed to be adaptable to a wide variety of commercial applications without major modifications. The primary focus of our research and development efforts on power modules is on cost reduction, system simplification, durability, controls and manufacturability.

Hydrogen generation is also a focus of our research and development program. We have been developing our PEM electrolyzer technology for several years. In 2003, we initiated the development of stand-alone PEM electrolyzer modules that we market and sell under the name HyLYZER. We also incorporate our electrolyzer technology in our proprietary regenerative systems. In addition, we are integrating reformer technology into our products but our strategy is to work with reformer suppliers rather than develop the technology ourselves.

We also dedicate research and development resources to the development of standalone PEM fuel cell power generating systems, initially targeting premium power applications for which fuel cell power provides a solution to specific power requirements. Examples of these systems include our HyPORT-E regenerative Auxiliary Power Unit (APU), which is comprised of a fuel cell power module, a PEM electrolyzer module and a metal hydride hydrogen storage module. This product was developed under contract with the U.S. military and was subsequently unveiled in a General Motors hybrid-diesel truck in January 2003. Our development team is currently working on a more compact second generation HyPORT-E unit. In August 2003, we demonstrated a 50 kW HySTAT stationary power generator complete with an integrated natural gas reformer and refueler. This product was developed over the past three years with funding support from NRCan. We have not yet begun to manufacture commercial fuel cell systems in significant quantities.

The development of fuel cell diagnostics tools is also a key focus of our research and development program. These diagnostics tools have direct applications to both our fuel cell test system business, as available options for our test station customers, and to our power product development program as imbedded “windows” into the performance of fuel cells that are integrated into a functional system.

Our core stack technology continues to be research and development intensive with emphasis on the testing of new materials, manufacturing techniques and cost reduction.

Intellectual Property

We believe that an active policy of protecting intellectual property is an important component of our strategy of becoming a leader in the commercialization of fuel cell and hydrogen related products and technologies. We rely on a combination of patent, copyright, trademark, trade secret and contract laws, as well as international treaties, to protect our proprietary rights to our intellectual property which includes technical know-how, designs, special materials, manufacturing techniques, test equipment and procedures for fuel cells, fuel cell components and fuel cell systems. Most of our products have been delivered to customers pursuant to confidentiality agreements, which restrict the recipient from reverse engineering such products.

We typically retain sole ownership of the intellectual property we develop on our own. However, our strategic alliance with General Motors and contractual relationships with some other companies provide for shared intellectual property rights in certain situations. As part of the agreement with General Motors, we have a non-exclusive, royalty-free license to use certain of General Motors proprietary fuel cell stack intellectual property in certain applications and markets. We have these rights in perpetuity, including subsequent improvements to the licensed technology. Our agreement with Dow Corning to jointly commercialize our “Seal-in-Place” technology provides for certain shared intellectual property rights. Under the agreement, we and Dow Corning jointly own a U.S. patent application, together with all inventions falling within the description of such patent application specific to Seal-in-Place sealing and sealing materials, for fuel cell and electrolyzer assemblies conceived or made under the agreement. In addition, our joint development agreement with Johnson Matthey provides for certain shared intellectual property rights. Under the agreement, we and Johnson Matthey have granted each other a non-exclusive, irrevocable, global, royalty-free license to the patents and technology owned by the inventing party and also the right to sublicense such patents and technology in order to further the parties’ work on the balance of plant system for Johnson Matthey’s fuel processor reactors. Additionally, all inventions conceived in the course of work performed under the agreement and made jointly by both parties will be owned jointly by both parties. When the agreement is terminated, the licenses continue to the extent needed to allow the parties to use the jointly owned patents and technology invented under the agreement.

We have been granted 16 patents on our technology in the United States and Canada. We currently have approximately 300patent applications pending worldwide representing over 105 separate inventions.

Competition

We expect to compete against current conventional technologies, other fuel cell developers and other alternative power sources in all of our targeted markets. In the fuel cell industry, we expect to compete in the fuel cell products, hydrogen generation and fuel cell automated test station markets.

Fuel Cell Test Stations

In the fuel cell automated test station market, we compete primarily on the basis of product features, performance, reliability, price and access to service. A number of companies currently manufacture fuel cell automated test stations. These companies include Emprise Corporation, Chino Corp., ElectroChem, Inc., Lynntech, Inc. and Teledyne Energy Systems, Inc. In addition to the companies which currently manufacture test stations, most large fuel cell developers and original equipment manufacturers have some degree of internal test station development.

Power Products and Hydrogen Generation

In the commercial production of fuel cell systems and subsystems and the provision of systems integration services, we expect to compete with companies who currently have fuel cell and fuel cell system development programs. We expect to compete on the basis of product flexibility, performance, product reliability and price. Companies involved in fuel cell development programs include Ballard Power Systems Inc., United Technologies Corporation, Analytic Power Corporation, DeNora spa, Honda Motor Co. Ltd., Plug Power Inc., Toshiba Corporation, Toyota Motor Corporation, Giner, Inc., Quantum Technologies Inc. and Distributed Energy Systems Inc. Companies with programs for fuel cells other than PEM fuel cells include Fuel Cell Energy Inc., Fuji Electric Co., Ltd., Hitachi, Ltd. and United Technologies Corporation. Certain of our competitors have announced corporate alliances with major vehicle manufacturers such as Daimler-Chrysler, Honda and Ford.

In addition, the following companies are involved in hydrogen generation: Praxair, Inc., Air Liquide Group, Linde AG, BOC Group, Air Products and Chemicals, Inc., Stuart Energy Systems Corporation, Distributed Energy Systems Inc. and a number of large multinational oil and gas companies.

Employees

We have approximately 250 full-time employees. Approximately 100 of our employees are professional staff, including engineers, scientists, and other professionals. We believe that our ability to attract and retain qualified personnel is critical to our success and the achievement of our business plan. None of our employees are represented by a collective bargaining agreement. We believe that our relations with our employees are good.

Property, Plant and Equipment

Our executive offices are located in Mississauga, Ontario, Canada. Our main activities at this facility are the manufacture, research and development of our fuel cell power products. On January 7, 2003, we acquired all of the issued and outstanding common shares of Greenlight and the lease on Greenlight’s 54,000 square foot headquarters and testing services facility in Burnaby, British Columbia. We use this facility to develop and manufacture our test and diagnostic products.

In July 2000, we opened a sales office in Japan. This office coordinates our sales, service and marketing efforts in the Asia-Pacific region.

We currently lease manufacturing, research and development and general office facilities in the locations set forth below:

Location	Principal Use	Square Footage	Lease Expiry Date

Mississauga, Ontario	Corporate offices, manufacturing, research and development and testing services	96,000	August 31, 2005

Burnaby, British Columbia	Corporate offices and testing services	54,000	December 31, 2004

Gelsenkirchen, Germany	Sales and marketing, manufacturing	6,000	November 30, 2005

Tokyo, Japan	Sales and marketing offices	1,000	May 27, 2005

We believe that our facilities are presently adequate for our operations and that we will be able to maintain suitable space needed on commercially reasonable terms.

Legal Proceedings

We are not currently party to any material proceedings.

Industry Trends

The search for sustainable energy sources and alternative low or zero emission energy technologies has grown in importance in recent years. Our business is premised on the belief that fuel cell technology, utilizing hydrogen as a fuel, offers a number of benefits:

•

Improved Energy Efficiency.  Fuel cells produce power more efficiently than conventional power systems, such as the internal combustion engine. According to industry sources, fuel cells are expected to have at least twice the energy conversion efficiencies of a conventional internal combustion engine.

•

Abundant and Locally Accessible Hydrogen Supply.  Hydrogen is the most abundant element on the earth and can be extracted from water or fossil fuels. Subject to perfecting cost-efficient methods of hydrogen extraction, the potential supply is almost limitless. By contrast, the supply of fossil fuels is considered finite. Additionally, hydrogen can be generated from water through electrolysis, or from natural gas through reformation, making it a “synthetic fuel” accessible to most geographic locations, unlike oil, which is found only in certain geographic locations and must be transported from production regions to end users.

•

Lower Emissions.  PEM fuel cells discharge zero or extremely low quantities of greenhouse gases into the atmosphere. Certain other technologies, such as internal combustion engines or high temperature fuel cells, are incapable of these low emissions levels.

•

Noise Reduction.  Fuel cell systems have few moving parts and the electrochemical conversion process is soundless. As a result, a fuel cell power generator or appliance is significantly quieter than an internal combustion engine.

•

Distributed Generation.  Fuel cells can generate electricity and heat locally, offering an advantage over centralized generation. A multiplicity of decentralized generators operating in parallel offer enhanced reliability and security compared to a centralized generator, which is more vulnerable to single point failure.

Fuel cell industry participants and a number of governments are currently focusing on a wide range of applications for fuel cells that span the transportation, stationary power and portable power markets. As fuel cell technology evolves and related costs decrease through economies of scale and material science advancements, we believe that a significant market may develop for fuel cell powered products to meet the expanding global need for energy.

In 2001, PricewaterhouseCoopers LLP was retained by Fuel Cells Canada to undertake an independent study of the economic rationale and direction for continued participation by Canadian governments in the fuel cell industry. The study sought to stimulate discussion about the future of the Canadian fuel cell industry, what it would take for Canadian companies to remain competitive and how government and industry can work together. The resulting June 2002 report by Fuel Cells Canada and PricewaterhouseCoopers LLP entitled “Fuel Cells — The Opportunity for Canada” projected that global demand for fuel cells could reach $46 billion in 2011. The report further projected that if an annual growth rate of 50% is maintained to 2021, the market could exceed $2.6 trillion worldwide. We believe this information is useful in assessing our market opportunities. However, PricewaterhouseCoopers LLP did not undertake an independent evaluation of the fuel cell market. The fuel cell industry is rapidly evolving and information can quickly become outdated, and we cannot guarantee future results, levels of activity, performance or achievements or other future events.

We believe that recent events related to energy security have served to illustrate the growing significance and the rising need for the commercial advancement of the fuel cell industry. In his 2003 State of the Union speech, President Bush articulated a goal of energy independence for the United States. To assist in advancing that goal, the U.S. Department of Energy stated that the United States government committed to spend more than $1 billion for the first five years of a long-term energy technology and infrastructure development program, including hydrogen powered automobiles. We believe governmental support of fuel cell and hydrogen fuel initiatives is increasing in other countries as well. The Japanese government provided over $175 million in support of fuel cell research and development and commercialization in 2002 and has announced that it expects its annual expenditure to exceed $240 million per year in future years, starting in 2003. The European Commission has also announced a plan to spend $2.1 billion from 2003 to 2006 on renewable energy — mostly on hydrogen fuel technologies and fuel cells. Canada has increased funding for hydrogen fuel and fuel cell initiatives, with recent announcements of expenditures totaling approximately $135 million over five years.

In addition to these stated commitments by individual countries, totaling $7 billion over the next five years, U.S. Energy Secretary, Spencer Abraham, convened an international meeting of 15 energy ministers in Washington on

November 20, 2003 to establish the International Partnership for a Hydrogen Economy, or IPHE. The IPHE is the first attempt at establishing a concerted international approach to the revision of energy policies within the most energy-dependent economies.

In parallel to the announcement of this meeting, in September 2003, the Chicago Climate Exchange (CCX) began trading greenhouse gas emissions, providing an unprecedented opportunity for international voluntary participation in a global Climate Change Program that will be supplemental and complementary to the Kyoto Accord. Companies and governments will now be able to “buy” emissions credits from parties implementing energy technology, such as fuel cells, with low greenhouse gas emissions, thus engaging market forces in favor of sustainable energy sources. Similar trading initiatives have been announced in other parts of the world, notably Japan and in Europe, signaling an important trend that could fundamentally affect clean energy technologies and our sector.

We believe that the recent funding announcements, governmental policies and legislation will continue to act as drivers for the emerging hydrogen economy in general, and for fuel cells in particular. The ability of fuel cells to penetrate commercial markets will also be driven by the following factors: increased demand for reliable, high-quality, secure energy sources and power; deregulation in the electricity market; international emissions trading; the desire for decreased dependence on foreign oil resources; operational benefits of fuel cells over more traditional sources of power; concerns regarding the environmental impact of current energy sources; and the increasing costs of extracting and transporting fossil fuels.

Nevertheless, significant technical and logistical hurdles still impede the broad commercial application of fuel cell technology. For example:

•	current fuel cell technology does not yet have the proven reliability and durability of many existing alternative technologies in our target markets;

•	the high raw material and manufacturing costs currently associated with fuel cell production currently make it too expensive for many commercial applications in our target markets;

•	the integration of fuel cell systems into existing appliances and infrastructure may be difficult;

•	hydrogen, in a form that can be used by fuel cells, due to the lack of a hydrogen fuel cell infrastructure, is not as readily accessible as fuels such as gasoline and methanol; and

•

the costs of hydrocarbon fuels, such as natural gas, and electricity, which are used today to produce hydrogen for fuel cells, are rising, which may impede the growth of hydrogen-powered fuel cells as a cost-efficient alternative means of producing energy.

Although hydrogen is not yet a fuel that is readily available to consumers in the marketplace, it has been produced for many years in significant quantities for industrial purposes using existing reliable technologies. Hydrogen can be produced using electrolysis, which uses electricity to break apart water into hydrogen and oxygen. Hydrogen can also be produced from hydrocarbon fuels such as natural gas, methanol, ethanol, coal or gasoline through a process known as reformation. While the use of fossil fuels to produce hydrogen does not result in zero emissions, reformation coupled with fuel cell technology is able to exploit the existing fuel infrastructure and still offers significant environmental improvements over traditional internal combustion engine systems.

RISK FACTORS

An investment in our common shares involves risk. Investors should carefully consider the risks described below and the other information contained in, and incorporated into, this annual information form, including “Management’s Discussion and Analysis” and our financial statements for the year ended December 31, 2003.  The risks described below are not the only ones we face.  Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business.

Risk Factors Related To Our Business

We have a limited operating history, and because our mix of revenues in the recent past does not reflect our current business strategy, it may be difficult to assess our business and future prospects.

We commenced operations of our fuel cell business in 1995, and since that time, we have been engaged principally in the manufacture and sale of fuel cell test and diagnostic equipment, the provision of related engineering and testing services, and research and development relating to fuel cell systems and subsystems. For the year ended December 31, 2003, we derived $20.7 million, or 77% of our revenues, from sales of fuel cell test and diagnostic equipment; $3.7 million, or 14%, from the provision of engineering services to General Motors; and $2.3 million, or 9%, from sales or lease of fuel cell power products. For the year ended December 31, 2002, we derived $5.6 million, or 35%, from sales of fuel cell test and diagnostic equipment, $5.8 million, or 37% of our revenues, from the provision of engineering services to General Motors, and $4.5 million, or 28%, from sales or leases of fuel cell power products and related services. Our current business strategy is to use the experience we have gained in the fuel cell test and diagnostic equipment business to develop, manufacture and sell fuel cell power products in larger quantities. Because we have made limited sales of fuel cell power products to date, our historical operating data may be of limited value in evaluating our future prospects.

Because we expect to continue to incur net losses, we may not be able to implement our business strategy, and the price of our common shares may decline.

We have not generated any positive net income since the initial public offering of our shares in November 2000. Our current business strategy is to use the experience we have gained in the fuel cell test and diagnostic equipment business to manufacture and sell fuel cell power products in larger quantities. In so doing, we will continue to incur significant expenditures for general administrative activities, including sales and marketing and research and development activities. As a result of these increased costs, we will need to generate significantly higher revenues and positive gross margins to achieve and sustain profitability. We incurred a net loss of $22.1 million for the year ended December 31, 2003 and a net loss of $20.6 million for the year ended December 31, 2002. Our accumulated deficit as of December 31, 2003 was $47.4 million and as of December 31, 2002 was $25.3 million. We will continue to incur losses beyond 2003 and we may never achieve profitability. Accordingly, our ability to operate our business and implement our business strategy may be harmed and the value of our common shares may decline.

We may never complete the development of commercially viable fuel cell power products, and if we fail to do so, we will not be able to meet our business and growth objectives.

We have made commercial sales of fuel cell test and diagnostic equipment, generally on a purchase order basis, since our inception, and have only been engaged in the development of fuel cells, fuel cell power modules, integrated fuel cell systems and hydrogen generation devices for a short period of time. Because our business and industry are still in the developmental stage, we do not know when or whether we will successfully complete research and development of commercially viable fuel cell power products. We will face unforeseen challenges, expenses and difficulties as a developing company seeking to design, develop and manufacture new products in each of our proposed markets. Our future success depends upon our ability to develop and sell fuel cell products. We will be unable to meet our business and growth objectives if we do not complete the development of commercially viable fuel cell products.

We must lower the cost of our fuel cell products and demonstrate their reliability, or consumers will be unlikely to purchase our products and we will therefore not generate sufficient revenues to achieve and sustain profitability.

Fuel cells currently cost more than many established competing technologies, such as internal combustion engines and batteries. The price of fuel cell products is dependent largely upon material and manufacturing costs. We cannot guarantee that we will be able to lower these costs to the level where we will be able to produce a competitive product or that any product we produce using lower cost materials and manufacturing processes will not suffer from lower performance, reliability and longevity. If we are unable to produce fuel cell products that are competitive with other technologies in terms of price, performance, reliability and longevity, consumers will be unlikely to buy our fuel cell products. Accordingly, we would not be able to generate sufficient revenues with positive gross margins to achieve and sustain profitability.

Our revenue and future prospects depend to a great extent on our relationship with General Motors Corporation and General Motors Corporation’s commitment to the commercialization of fuel cell markets.

Our largest shareholder and historically our largest customer by revenue is General Motors, which owns approximately 17.6% of our outstanding common shares. General Motors accounted for 33% of our revenues for the year ended December 31, 2003, 61% for the year ended December 31, 2002 and 33% for the year ended December 31, 2001. Revenue from General Motors in 2004 may decline due to the expected termination of our engineering services contract in the third quarter of 2004. Our business and results of operations would be materially hurt if General Motors were to change or terminate its relationship with us. There is no guarantee that the interests of Hydrogenics will continue to be aligned with the interests of General Motors and that our relationship with General Motors will continue in its current form. Furthermore, any change in General Motors’ strategy with respect to fuel cells, whether as a result of market, economic or competitive pressures, could also harm our business by reducing or eliminating a substantial portion of our revenue. Such a change in strategy could include, for example, any decision by General Motors to:

•	alter its commitment to fuel cell technology in favor of other competing technologies;

•	delay its introduction of fuel cell products and vehicles; or

•	increase the internal development of fuel cell products or purchase them from another supplier.

In addition, where intellectual property is developed pursuant to our use of technology licensed from General Motors, we have committed to provide certain exclusive or non-exclusive licenses in favor of General Motors and in some cases, the intellectual property is jointly owned. As a result of such licenses, we may be limited or precluded, as the case may be, in the exploitation of such intellectual property rights.

We currently depend upon a limited number of customers for a majority of our revenues and a decrease in revenue from these customers could materially reduce our revenues and earnings.

To date, a small number of customers have accounted for a majority of our revenues and we expect they will continue to do so for the foreseeable future. Our three largest customers, including General Motors, as discussed above, accounted for 51% of our revenues for the year ended December 31, 2003, 75% for the year ended December 31, 2002 and 70% for the year ended December 31, 2001. The identities of some of our three largest customers have changed from year to year. If we lose any of these customers and do not attract additional customers, we may not generate sufficient revenues to offset this loss of revenues and our financial results will be materially adversely affected. Furthermore, our arrangements with these customers are generally non-exclusive, have no volume commitments and are often done on a purchase-order basis. We cannot be certain that customers that have accounted for significant revenue in past periods will continue to purchase our products and generate revenue. Accordingly, our revenue and results of operations may vary from period to period. We are also subject to credit risk associated with the concentration of our accounts receivable from these significant customers. If one or more of our significant customers were to cease doing business with us, significantly reduce or delay its purchases from us, or fail to pay us on a timely basis, our business, financial condition and results of operations could be materially adversely affected.

Our strategy for the sale of fuel cell power products depends upon developing strategic partnerships with systems integrators, OEMs, governments, suppliers and other market channel partners who will incorporate our products into theirs.

Other than with respect to a limited number of specific markets, our strategy is to develop and manufacture products and systems for sale to governments and systems integrators, OEMs, suppliers and other market channel partners that have mature sales and distribution networks for their products. The success of our business depends on our ability to develop relationships with other parties who will integrate our fuel cell products into their products and on our ability to find partners who are willing to assume some of the developmental and research costs and risk associated with fuel cell technology. Our ability to sell our products to the OEM markets depends to a significant extent upon our strategic partners’ worldwide sales and distribution network and service capabilities. In addition, our agreements with General Motors require that we provide for shared intellectual property rights in certain situations, and there can be no assurance that any future strategic relationships that we enter into will not require us to share some of our intellectual property. Any change in the fuel cell or alternative fuel strategies of one of our strategic partners could have a material adverse effect on our business and future prospects. We can offer no guarantee that systems integrators, OEMs, governments, suppliers and other market channel partners will manufacture appropriate products or, if they do manufacture such products, that they will choose to use our products as components. The end products into which our fuel cell technology will be incorporated will be complex appliances comprising many components and any problems encountered by such third parties in designing, manufacturing or marketing their products, whether or not related to the incorporation of our fuel cell products, could delay sales of our products and adversely affect our financial results.

We currently face and will continue to face significant competition from other developers and manufacturers of fuel cell test and diagnostic equipment and other fuel cell power products. If we are unable to compete successfully, we could experience a loss of market share and reduced gross margins for our existing products and a failure to achieve acceptance of our proposed products.

We compete with a number of companies that manufacture fuel cell test and diagnostic equipment. In addition, most large fuel cell developers and OEMs have some degree of internal test station development. We also sell fuel cell test and diagnostic equipment to companies that compete with our efforts to develop and manufacture fuel cell power products. Because fuel cell test and diagnostic equipment essentially acts as the balance of plant component, which regulates the type and level of power transferred from the fuel cell or the fuel cell stack, our customers for fuel cell test and diagnostic equipment may develop their own internal test stations.

In the commercial production of fuel cell systems and subsystems, we compete with a number of companies that currently have fuel cell and fuel cell system development programs. We expect that several of these competitors will be able to deliver competing products to market before we do. To the extent that any one of our competitors does so, it could limit our ability to gain market share or market acceptance for our products, which could harm our revenues and impair our ability to expand our business. While our strategy is the development of fuel cell and hydrogen generation technologies for sale to systems integrators, governments, OEMs and market channel partners, many of our competitors are developing products specifically for use in particular markets. These competitors may be more successful in penetrating these specific markets than we are. In addition, an increase in the popularity of fuel cell power in particular market channels may cause certain of our customers to develop and produce some or all of the fuel cell and hydrogen generation technologies that we are developing.

New developments in technology may negatively affect the development or sale of some or all of our products or make our products or proposed products uncompetitive or obsolete. Many of our competitors or potential competitors have substantially greater resources than us and may be better able to market, promote and advertise their products. To the extent that they already have name recognition, their products may enjoy greater initial market acceptance among our potential customers. These competitors may also be better able to adapt quickly to customers’ changing demands and to changes in technology.

We face competition for fuel cell power products from developers and manufacturers of traditional power technologies and other alternative power technologies.

Given that PEM fuel cells have the potential to replace existing power sources, competition in our target markets will also come from current power technologies, from improvements to current power technologies and from new alternative power technologies, including other types of fuel cells. Each of our target markets is currently served by existing manufacturers with existing customers and suppliers. These manufacturers use proven and widely accepted technologies such as internal combustion engines and turbines, as well as coal, oil and nuclear powered generators. Additionally, there are competitors working on developing technologies including other types of fuel cells and other alternative power technologies, advanced batteries and hybrid battery/internal combustion engines, which may compete for our target customers. Demand for fuel cell test and diagnostic equipment is dependent on continued efforts to commercialize hydrogen-based fuel cell power technologies. If we are unable to compete successfully, we could experience a loss of market share and reduced gross margins for our existing products and a failure to achieve acceptance of our proposed products.

We have no experience manufacturing fuel cell products on a large scale basis, and if we do not develop adequate manufacturing processes and capabilities, we will be unable to achieve our growth and profitability objectives.

We have manufactured only a limited number of fuel cell power products for prototypes and initial sales, and we have no experience manufacturing fuel cell power products on a large scale. In order to produce fuel cell power products at affordable prices we will have to manufacture a large volume of fuel cell products. We do not know whether or when we will be able to develop efficient, low-cost manufacturing capabilities and processes that will enable us to meet the quality, price, engineering, design and production standards or production volumes required to successfully mass market our fuel cell products. Even if we are successful in developing our manufacturing capabilities and processes, we do not know whether we will do so in time to meet our product commercialization schedule or to satisfy the requirements of our customers and the market. Our failure to develop these manufacturing processes and capabilities in a timely manner could prevent us from achieving our growth and profitability objectives.

Our products may not meet performance expectations in field tests, which could negatively affect our customer relationships and increase our manufacturing costs.

We regularly field test our products and we plan to continue to conduct additional field tests in the future. Any failures or delays in our field tests could harm our competitive position and impair our ability to sell our products. Our field tests may encounter problems and delays for a number of reasons, including the failure of our technology, the failure of the technology of others, the failure to combine these technologies properly, operator error and the failure to maintain and service the test prototypes properly. Many of these potential problems and delays are beyond our control. In addition, field test programs, by their nature, may involve delays in product roll-out and modifications to product design, as well as third party involvement. Any problem or perceived problem with our field tests, whether originating from our technology, from our design, or from third parties, could hurt our reputation and the reputation of our products and limit our sales. Such failures with our field tests may negatively affect our relationships with customers, require us to extend field testing longer than anticipated before undertaking commercial sales, and require us to develop further our technology to account for more failures than anticipated prior to the field tests.

We are dependent upon third party suppliers for key materials and components for our products. If these suppliers become unable or unwilling to provide us with sufficient materials and components on a timely and cost-effective basis, we may be unable to manufacture our products cost-effectively or at all, and our revenues and gross margins would suffer.

We rely upon third party suppliers to provide materials and components for our fuel cell products. A supplier’s failure to provide materials or components in a timely manner, or to provide materials and components that meet our quality, quantity or cost requirements, or our inability to obtain substitute sources for these materials and components in a timely manner or on terms acceptable to us, may harm our ability to manufacture our fuel cell products. To the extent that we are unable to develop and patent our own technology and manufacturing processes, and to the extent that the processes which our suppliers use to manufacture the materials and components are proprietary, we may be unable to obtain comparable materials or components from alternative suppliers, and that could adversely affect our ability to produce commercially viable fuel cell products.

The components of our fuel cell products may contain defects or errors that could negatively affect our customer relationships and increase our manufacturing and warranty costs.

Our fuel cell products are complex and must meet the stringent technical requirements of our customers. The software and other components used in our fuel cell products may contain undetected errors or defects, especially when first introduced, which could result in the failure of our fuel cell products to perform, damage to our reputation, delayed or lost revenue, product returns, diverted development resources and increased development, service and warranty costs.

We may not be able to manage successfully the expansion of our operations.

The pace of our expansion in facilities, staff and operations has placed significant demands on our managerial, technical, financial and other resources. We will be required to make significant investments in our engineering and logistics systems and our financial and management information systems, as well as retaining, motivating and effectively managing our employees. Our management skills and systems currently in place may not enable us to implement our strategy or to attract and retain skilled management, engineering and production personnel. Our failure to manage our growth effectively or to implement our strategy in a timely manner may significantly harm our ability to achieve profitability.

Our quarterly operating results are likely to fluctuate significantly and may fail to meet the expectations of securities analysts and investors, which may cause our share price to decline.

Our quarterly revenues and operating results have varied significantly in the past and are likely to vary in the future. These quarterly fluctuations in our operating performance result from the length of time between our first contact with a customer and the recognition of revenue from sales to that customer. Our products are highly-engineered and expensive to produce and many are still in development stages; therefore, the length of time between approaching a customer and delivering our products to that customer can span quarterly periods. The length and variability of the sales cycles for our products make it difficult to forecast accurately the timing and amount of specific sales and corresponding revenue recognition. The delay or failure to complete one or more large sales transactions could significantly reduce our revenues for a particular quarter and we may expend substantial funds and management effort during our sales cycle with no assurance that we will successfully sell our products. As a result, our operating results may continue to fluctuate significantly from quarter to quarter and our share price may decline and quarter to quarter comparisons of our revenues and operating results may not be meaningful.

We will need to recruit, train and retain key management and other qualified personnel to successfully expand our business.

Our future success will depend in large part upon our ability to recruit and retain experienced research and development, engineering, manufacturing, operating, sales and marketing, customer service and management personnel. If we do not attract and retain such personnel, we may not be able to expand our business. Competition for qualified personnel in our industry is intense. In the past we have experienced difficulty in recruiting qualified personnel and we expect to experience continued difficulties in personnel recruiting. We compete in a new market and there are a limited number of people with the appropriate combination of skills needed to provide the services that our customers require. We expect competition for qualified personnel to remain intense, and we may not succeed in attracting or retaining appropriate personnel. In addition, new employees generally require substantial training, which requires significant resources and management attention. Even if we invest significant resources to recruit, train and retain qualified personnel, we may not be successful in our efforts.

Our success also depends upon the continuing contribution of our key management, research, product development, engineering, marketing and manufacturing personnel, many of whom would be difficult to replace.

We depend upon intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success.

Failure to protect our existing intellectual property rights may reduce our ability to prevent others from using our technology. We rely on a combination of patent, trade secret, trademark and copyright laws to protect our intellectual property. Some of our intellectual property is currently not covered by any patent or patent application. Our patent protection is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. Accordingly, we cannot be assured that:

•

any of the U.S., Canadian or other patents owned by us or third party patents that are licensed to us will not be invalidated, circumvented, challenged, rendered unenforceable, or licensed to others; or

•	any of our pending or future patent applications will be issued with the breadth of protection sought by us, if issued at all.

In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited, not applied for or unenforceable in foreign countries. Furthermore, although we typically retain sole ownership of the intellectual property we develop, our strategic alliance with General Motors provides for shared intellectual property rights in certain situations. We have also entered into agreements with both Dow Corning and Johnson Matthey that involve shared intellectual property rights. Any development made under these agreements will be available for future commercial use by all parties to the agreement.

We also seek to protect our proprietary intellectual property through contracts, including, when possible, confidentiality agreements and inventors’ rights agreements with our customers and employees. We cannot be assured that the parties that enter into such agreements with us will not breach them, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships. If necessary or desirable, we may seek licenses under the patents or other intellectual property rights of others. However, we can give no assurances that we will obtain such licenses or that the terms of any offered licenses will be acceptable to us. The failure to obtain a license from a third party for intellectual property we use in the future could cause us to incur substantial liabilities and to suspend the manufacture, shipment of products or our use of processes which exploit such intellectual property.

Where intellectual property is developed pursuant to our use of technology licensed from General Motors, we have committed to provide certain exclusive or non-exclusive licenses in favor of General Motors, and in some cases, the intellectual property is jointly owned. As a result of such licenses, we may be limited or precluded, as the case may be, in the exploitation of such intellectual property rights.

Our involvement in intellectual property litigation could negatively affect our business.

Our future success and competitive position depend in part upon our ability to obtain or maintain the proprietary intellectual property used in our principal products. Our ability to establish and maintain such a competitive position may be achieved in part by prosecuting claims against others who we believe are infringing our rights and by defending claims brought by others who believe that we are infringing their rights. Our involvement in intellectual property litigation could result in significant expense to us, adversely affect the sales of any products involved or the use or licensing of related intellectual property and divert the efforts of our technical and management personnel from their principal responsibilities, whether or not such litigation is resolved in our favor. If we are found to infringe the intellectual property rights of others, we may, among other things, be required to:

•	pay substantial damages;

•	cease the development, manufacture, use, sale or importation of products that infringe upon the intellectual property rights of others;

•	discontinue processes incorporating infringing technology;

•	expend significant resources to develop or acquire non-infringing intellectual property; or

•	obtain licenses to the intellectual property which we are found to be infringing.

We cannot offer any assurance that we will prevail in any intellectual property litigation or, if we were not to prevail in such litigation, that licenses to the intellectual property that we are found to be infringing would be available on commercially reasonable terms, if at all. The costs of intellectual property litigation as well as the damages, licensing fees or royalties that we might be required to pay could have a material adverse effect on our business and financial results.

We may acquire technologies or companies in the future, and these acquisitions could disrupt our business and dilute our shareholders’ interests in us.

In January 2003, we completed the acquisition of Greenlight. We cannot assure you that we will be able to successfully complete the integration of Greenlight into our operations or that the cost savings or synergies we anticipate will be fully realized. Our failure to effectively integrate Greenlight into our operations or achieve cost savings and synergies could have a material adverse effect on our business and financial condition.

We may acquire additional technologies or other companies in the future. Entering into an acquisition entails many risks, any of which could materially harm our business, including:

•	diversion of management’s attention from other business concerns;

•	failure to effectively assimilate the acquired technology, employees or other assets of the company into our business;

•	the loss of key employees from either our current business or the acquired business; and

•	assumption of significant liabilities of the acquired company.

We may be unable to raise additional capital to pursue our commercialization plans and may be forced to discontinue product development, reduce our sales and marketing efforts or forego attractive business opportunities.

We may not have sufficient capital to fund our operations, and we may not be able to raise additional capital or may not be able to do so on acceptable terms. Either of these outcomes could adversely affect our ability to respond to competitive pressures upon us or prevent us from conducting all or a portion of our planned operations. Based on our current business plan, we believe we have sufficient  cash on hand to meet our working capital and capital expenditure needs for the next 36 months. After that time, we may need to raise additional funds through financing which may not be available on acceptable terms, if at all. Alternatively, we may need to raise additional funds sooner if our estimates of revenues, costs and capital expenditures change or are inaccurate. We may also require additional capital to acquire or invest in complementary businesses or products or obtain the right to use complementary technologies.

The development and commercialization of our products could be delayed or discontinued if we are unable to fund our research and product development activities or the development of our manufacturing capabilities. In addition, we may be forced to reduce our sales and marketing efforts or forego attractive business opportunities. If we issue additional equity securities in order to raise funds, the ownership percentage in our company of each of our existing shareholders will be reduced.

Risk Factors Related To The Fuel Cell Industry

Significant markets for fuel cell products may never develop or may take longer to develop than we anticipate, which would adversely affect our revenue growth.

Significant markets may never develop for fuel cell products or they may develop more slowly than we anticipate. If significant markets fail to develop or develop more slowly than we anticipate, we may be unable to recover the losses we have incurred, and expect to continue to incur, in the development of our products, and we may never achieve profitability. Any delay in, or failure of, the development of significant markets for fuel cell products would significantly harm our revenues and could cause our business to fail. Fuel cell products represent an emerging market, and we do not know whether end-users will want to use them. The development of a significant market for fuel cell products may be affected by many factors, some of which are out of our control, including:

•	the emergence of newer, more competitive technologies and products, including other environmentally clean technologies and products that could render our products obsolete;

•	the future cost of hydrogen and other fuels used by our fuel cell systems;

•	the future cost of MEAs used in our fuel cell systems;

•	the future cost of platinum, a key metal used in our fuel cell systems;

•	the regulatory requirements of agencies, including the development of uniform codes and standards for fuel cell products;

•	government support of fuel cell technology;

•	the manufacturing and supply costs for fuel cell components and systems;

•	the perceptions of consumers regarding the safety of our products;

•	the willingness of consumers to try new technologies;

•	the continued development and improvement of existing power technologies; and

•	the future cost of fuels used in existing technologies.

Hydrogen may not be readily available on a cost-effective basis.

If our customers are not able to obtain hydrogen on a cost-effective basis, we may be unable to compete with existing power sources, and our revenues and results of operations would be materially adversely affected. Our fuel cell products require oxygen and hydrogen to operate. While ambient air typically can supply the necessary oxygen, our fuel cells rely on hydrogen being derived from water or from fuels such as natural gas, propane, methanol and other petroleum products. We are currently developing devices called electrolyzers that use electricity to separate water into its constituent parts of hydrogen and oxygen. In addition, third parties are developing systems to extract, or reform, hydrogen from fossil fuels. Significant growth in the use of hydrogen-powered devices, particularly in the mobile market, may require the development of an infrastructure to deliver the hydrogen. There is no guarantee that such an infrastructure will be developed on a timely basis or at all. Even if hydrogen is available for our products, if its price is such that electricity or power produced by our systems would cost more than electricity provided through other means, we will be unable to compete successfully.

Our products use flammable fuels that are inherently dangerous substances and could subject us to product liabilities.

Our results of operations could be materially harmed by accidents involving either our products or those of other fuel cell manufacturers, either because we face claims for damages or because demand for fuel cells and fuel cell products could suffer and our sales could decline. Our products use hydrogen which is typically generated from gaseous and liquid fuels, such as propane, natural gas or methanol in a process known as reforming. While our fuel cell products do not use these fuels in a combustion process, natural gas, propane and other hydrocarbons are flammable fuels that could leak and then combust if ignited by another source. In addition, certain of our OEM partners and customers may experience significant product liability claims. As a supplier of products and systems to these OEMs, we face an inherent business risk of exposure to product liability claims in the event that our products, or the equipment into which our products are incorporated, malfunction and result in personal injury or death. We may be named in product liability claims even if there is no evidence that our systems or components caused the accidents. Product liability claims could result in significant losses as a result of expenses incurred in defending claims or the award of damages. Since our products have not yet gained widespread market acceptance, any accidents involving our systems, those of other fuel cell products or those used to produce hydrogen could materially impede acceptance of our products. In addition, although our management believes that our liability coverage is currently adequate to cover these risks, we may be held responsible for damages beyond the scope of our insurance coverage.

Changes in government policies and regulations could hurt the market for our products.

The fuel cell industry is in its development phase and is not currently subject to industry-specific government regulations in Canada or the United States relating to matters such as design, storage, transportation and installation of fuel cell systems. However, given that the production of electrical energy has typically been an area of significant government regulation, we expect that we will encounter industry-specific government regulations in the future in the jurisdictions and markets in which we operate. For example, regulatory approvals or permits may be required for the design, installation and operation of stationary fuel cell systems under federal, state and provincial regulations governing electric utilities, and mobile fuel cell systems under federal, state and provincial emissions regulations affecting automobile manufacturers. To the extent that there are delays in gaining regulatory approval, our development and growth may be constrained. Furthermore, the inability of our potential customers to obtain a permit, or the inconvenience often associated with the permit process, could harm demand for fuel cell products and, therefore, harm our business.

Our business will suffer if environmental policies change and no longer encourage the development and growth of clean power technologies. The interest by automobile manufacturers in fuel cell technology has been driven in part by environmental laws and regulations in California and, to a lesser extent, in New York, Massachusetts and Maine. There can be no guarantee that these laws and regulations will not change. Changes in these laws and regulations could result in automobile manufacturers abandoning their interest in fuel cell powered vehicles. In addition, if current laws and regulations in these states are not kept in force or if further environmental laws and regulations are not adopted in these jurisdictions as well as in other jurisdictions, demand for vehicular fuel cells may be limited.

The market for stationary and portable energy-related products is influenced by federal, state and provincial governmental regulations and policies concerning the electric utility industry. Changes in regulatory standards or public policy could deter further investment in the research and development of alternative energy sources, including fuel cells and fuel cell products, and could result in a significant reduction in the potential market demand for our products. We cannot predict how changing government regulation and policies regarding the electric utility industry will affect the market for stationary and portable fuel cell systems.

Although the development of alternative energy sources, and in particular fuel cells, has been identified as a significant priority by many governments, we cannot be assured that governments will not change their priorities or that any such change would not materially affect our revenues and business. If governments change their laws and regulations such that the development of alternative energy sources is no longer required or encouraged, the demand for alternative energy sources such as our fuel cell products may be significantly reduced or delayed and our sales would decline.

Risk Factors Related To Ownership of Our Common Shares

If at any time we qualify as a passive foreign investment company under United States tax laws, our shareholders may be subject to adverse tax consequences.

We would be a passive foreign investment company if 75% or more of our gross income in any year is considered “passive income” for United States tax purposes. For this purpose, passive income generally includes interest, dividends, some types of rents and royalties, and gains from the sale of assets that produce these types of income. In addition, we would be classified as a passive foreign investment company if the average percentage of our assets during any year that produced passive income, or that were held to produce passive income, is at least 50%.

Based upon our current and projected income and the market value of the common shares, we do not expect to be a passive foreign investment company for United States federal income tax purposes for the taxable year ending December 31, 2003. However, since the determination of whether we are a passive foreign investment company is based upon the composition of our income and assets from time to time, and since the market value of our common shares is likely to fluctuate, there can be no assurance that we will not be considered a passive foreign investment company for any fiscal year. If we are classified as a passive foreign investment company, this characterization could result in adverse U.S. tax consequences to our shareholders resident in the United States, including having gain recognized on the sale of our common shares be treated as ordinary income, that is not eligible for the lower tax rate applicable to certain dividends and having potential punitive interest charges apply to such sales proceeds.

United States shareholders should consult their own United States tax advisors with respect to the United States tax consequences of holding our common shares and annually determine whether we are a passive foreign investment company.

A limited number of shareholders collectively own a majority of our common shares and may act, or prevent corporate actions, to the detriment of other shareholders.

Our principal shareholders, excluding General Motors, currently own approximately 25.9% of our outstanding common shares. General Motors currently owns approximately 17.6% of our outstanding common shares. In addition, General Motors currently owns warrants to acquire 2,470,436 of our common shares. Accordingly, these shareholders may, if they act together, exercise significant influence over all matters requiring shareholder approval, including the election of a majority of our directors and the determination of significant corporate actions. This concentration could also have the effect of delaying or preventing a change in control that could be otherwise beneficial to our shareholders.

Future sales of common shares by our principal shareholders could cause our share price to fall and reduce the value of a shareholder’s investment.

If our principal shareholders sell substantial amounts of our common shares in the public market, the market price of our common shares could fall. The perception among investors that these sales may occur could also produce this effect. Share price declines may be exaggerated if the low trading volume of our common shares that we have experienced to date continues. These factors could also make it more difficult for us to raise additional funds through future offerings of our common shares or other securities.

Our articles of incorporation authorize us to issue an unlimited number of common and preferred shares and significant issuances of common or preferred shares could dilute the share ownership of our shareholders, deter or delay a takeover of us that our shareholders may consider beneficial or depress the trading price of our common shares.

Our articles of incorporation permit us to issue an unlimited number of common and preferred shares. If we were to issue a significant number of common shares, it would reduce the relative voting power of previously outstanding shares. Such future issuances could be at prices less than our shareholders paid for their common shares. If we were to issue a significant number of common or preferred shares, these issuances could also deter or delay an attempted acquisition of us that a shareholder may consider beneficial, particularly in the event that we issue preferred shares with special voting or dividend rights. While the rules of the Nasdaq National Market and the Toronto Stock Exchange may require us to obtain shareholder approval of significant issuances, we would not be subject to these requirements if we ceased, voluntarily or otherwise, to be listed on the Nasdaq National Market and the Toronto Stock Exchange. Significant issuances of our common or preferred shares, or the perception that such issuances may occur, could cause the trading price of our common shares to drop.

U.S. investors may not be able to enforce U.S. civil liability judgments against us or our directors, controlling persons and officers.

We are organized under the laws of Canada. A majority of our directors, controlling persons and officers are residents of Canada and all or a substantial portion of their assets and substantially all of our assets are located outside of the United States. As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, claims against us or such persons predicated upon the U.S. federal securities laws.

However, a Canadian court would generally enforce, in an original action, civil liability predicated on U.S. securities laws provided that those laws that govern the shareholder’s claim according to applicable Canadian law, are proven by expert evidence, are not contrary to public policy as the term is applied by a Canadian court or are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that the action is in compliance with Canadian procedural laws and applicable Canadian legislation regarding the limitation of actions.

Also, a judgment obtained in a U.S. court would generally be recognized by a Canadian court except where, for example:

•	the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;

•

the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or was not final, conclusive or enforceable under the laws of the applicable state;

•	the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

•

a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

•	the enforcement of the judgment of the U.S. court was inconsistent with public policy, as the term is applied by the Canadian court;

•	the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or

•	there has not been compliance with applicable Canadian law dealing with the limitation of actions.

Our share price is volatile and may continue to experience significant price and volume fluctuations.

Since our common shares were initially offered to the public at a price of $12 per share in November 2000, the last reported sale price of our common shares on the Toronto Stock Exchange has varied from Cdn. $18.65 per share on October 27, 2000 to Cdn. $2.65 per share on September 19, 2001 and the last reported sale price of our common shares on the Nasdaq National Market has varied from $12.25 per share on October 27, 2000 to $1.87 per share on September 19, 2001. In recent years, stock markets have experienced significant price and volume fluctuations, especially in the technology sector. Our common shares may continue to experience volatility for reasons unrelated to our own operating performance, including:

•	performance of other companies in the fuel cell or alternative power businesses;

•	news announcements, securities analysts’ reports and recommendations and other developments with respect to our industry or our competitors; and

•	changes in general economic conditions.

If the Canadian dollar weakens against the U.S. dollar, we may experience foreign exchange losses.

Our monetary assets and liabilities denominated in a currency other than the U.S. dollar will give rise to a foreign currency gain or loss reflected in earnings. To the extent that the Canadian dollar weakens against the U.S. dollar, we may incur net foreign exchange losses. Such losses would be included in our financial results and, consequently, may have an adverse effect on our share price. In addition, sales to our customers have traditionally been denominated primarily in U.S. dollars while certain of our expenses are denominated primarily in Canadian dollars. If the value of the Canadian dollar strengthens against the U.S. dollar, the profit margin on our products will be reduced. We currently do not hedge our currency exposure through financial instruments. However we do carry a portion of our short-term investments in Canadian dollars. In addition, a portion of our revenue is denominated in euros, and we are therefore subject to the risk of exchange rate fluctuations between those currencies and the U.S. dollar.

You would likely receive much less then the amount you paid for your shares if we liquidate our assets and distribute the proceeds.

The current market price of our common shares significantly exceeds the net tangible book value per share of our common shares. As a result, investors would likely receive much less than the amount paid for their shares if we liquidate our assets and distribute the proceeds.

As of the date of this annual information form there were 3,235,057 options to purchase our common shares and warrants to purchase up to 2,470,436 common shares outstanding. If these securities are exercised, our shareholders will incur substantial dilution.

A significant element in our plan to attract and retain qualified personnel is the issuance to such persons of options to purchase our common shares. As of April 14, 2004, we have issued and outstanding3,235,057 options to purchase our common shares at an average price of Cdn. $4.11 per common share. In addition, in October 2001, we issued General Motors warrants to acquire 2,470,436 of our common shares at a price of $4.00 per common share. Accordingly, to the extent that we are required to issue significant numbers of options to our employees, and such options are exercised or, to the extent General Motors exercises its warrants, you could experience significant dilution.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

	Years ended December 31,

	2003	2002	2001

	(in thousands of dollars, except share and per share data)
Consolidated Statements of Operations Data:
Canadian GAAP:
Revenues	$26,660	$15,840	$7,418
Cost of revenues	18,042	10,703	4,941

Gross profit	8,618	5,137	2,477
Loss from operations	(27,888)	(21,783)	(8,438)
Net loss for the year	$(22,091)	$(20,611)	$(2,816)

Basic and diluted net loss per share	$(0.42)	$(0.43)	$(0.07)

Shares used in calculating basic and diluted net loss per share	52,993,167	48,437,813	38,217,593

U.S. GAAP:
Net loss for the year	$(22,244)	$(21,054)	$(4,284)

Basic and diluted net loss per share	$(0.42)	$(0.43)	$(0.11)

	As at December 31

	2003	2002

	(in thousands)
Consolidated Balance Sheet Data:
Canadian and U.S. GAAP
Cash and short-term investments	$46,708	$60,051
Working capital	53,831	66,387
Total assets	91,438	90,677
Total long-term financial liabilities	619	425
Total shareholders’ equity	80,968	85,432

Dividends

We have never declared or paid any cash dividends on our common shares. We currently intend to retain any future earnings to fund the development and growth of our business and we do not anticipate paying any cash dividends in the foreseeable future.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Reference is made to our 2003 Management’s Discussion and Analysis which is incorporated herein by reference.

MARKET FOR SECURITIES

Our common shares are listed on the Toronto Stock Exchange (under the symbol “HYG”) and on the Nasdaq National Market (under the symbol “HYGS”).

The registrar and transfer agent for our common shares in Canada is CIBC Mellon Trust Company at its principal offices in Toronto, Ontario, and the co-transfer agent and co-registrar for our common shares in the United States is Chase Mellon Shareholders Services L.L.C. at its offices in New York, New York.

DIRECTORS AND OFFICERS

The following table sets forth information with respect to our executive officers and directors as of the date of this annual information form:

Name	Position with Hydrogenics	Common Shares Beneficially Owned Or Controlled (1)

Pierre Rivard	President, Chief Executive Officer and Director	5,343,809
Norman M. Seagram(2)(3)(4)	Chairman of the Board of Directors	16,200
Boyd J. Taylor	Vice President, Business Development, Sales and Marketing and Director	5,702,500
Joseph Cargnelli	Chief Technology Officer and Director	5,702,500
Gary Brandt	Chief Financial Officer	45,000
Dr. Ravi B. Gopal	Vice President, Systems and Applications Engineering	15,000
Don J. Morrison(2)	Director	500
Donald J. Lowry(2)(3)	Director	nil
Wesley Twiss(2)(4)	Director	20,000
Frank Colvin	Director	2,000
Charley Pappas	Vice President, Infrastructure Applications	nil
James Sardo(3)(4)	Director	10,000
Jonathan Lundy	Vice President, General Counsel and Corporate Secretary	3,400

(1) The information as to common shares beneficially owned or controlled has been furnished by the respective officers and directors. As of the date of this annual information form, our directors and senior officers, as a group, beneficially own, or exercise control or direction over,16,860,909 of our common shares, being 26.1% of our outstanding common shares.
(2) Member of the Audit Committee.
(3) Member of the Nomination and Corporate Governance Committee.
(4) Member of the Human Resources and Compensation Committee.

Pierre Rivard is one of our founders and has served as our President and a director since the inception of our fuel cell related business in August 1995. Mr. Rivard has served as our Chief Executive Officer since July 2000. From June 1994 to July 1995, Mr. Rivard served as a research engineer at the University of Toronto with the Department of Mechanical Engineering. Mr. Rivard currently serves as Chairman of Fuel Cells Canada, director of the Canadian Hydrogen Association and Chair of the Core Committee of the Canadian Fuel Cell Alliance. Mr. Rivard earned a

Master’s degree in Mechanical Engineering from the University of Toronto, a Master’s degree in Business Administration from the University of Western Ontario, and a Bachelor’s degree in Mechanical Engineering from the Royal Military College of Canada. Mr. Rivard resides in Toronto, Ontario.

Norman M. Seagram was elected Chairman of our board of directors in July 2000. Mr. Seagram was President of Sportsco International LP from February 2001 to March 2003. From September 1996 to May 1997, Mr. Seagram was President and Chief Executive Officer of Molson Inc., a company that he had previously served for 24 years in a variety of senior management positions. From October 1992 to August 1996, Mr. Seagram was Chairman and Chief Executive Officer of Air Liquide Canada, Inc., a producer of industrial gases. Mr. Seagram is a trustee of Trinity College School and serves on the International Advisory Council of INSEAD, France, and on the advisory board of the Faculty of Applied Science and Engineering, University of Toronto. Mr. Seagram resides in Toronto, Ontario.

Boyd J. Taylor is one of our founders and has served as a director since January 1996. Mr. Taylor served as our Secretary from January 1996 until July 1999 and was appointed as our Vice President, Sales and Marketing in July 2000. His title was changed to Vice President, Business Development, Sales and Marketing in April 2003. From January 1993 to September 1995, Mr. Taylor was Manager of Sales and Marketing of Aquatic Telemetry Systems at Lotek Engineering Inc., a manufacturer of terrestrial and aquatic telemetry systems. Mr. Taylor earned a Bachelor’s degree in Electrical Engineering from Memorial University. Mr. Taylor resides in Oakville, Ontario.

Joseph Cargnelli is one of our founders and has served as a director since January 1996. Mr. Cargnelli served as our Treasurer from January 1996 until July 2000. Mr. Cargnelli was appointed as our Vice President Technology in July 2000. His title was changed to Chief Technology Officer in April 2003. Mr. Cargnelli earned both a Masters of Applied Science degree in Mechanical Engineering and a Bachelor of Applied Science degree in Mechanical Engineering from the University of Toronto. From April 1992 to April 1993, Mr. Cargnelli served as a Research Engineer with the Laboratory of Advanced Concepts in Energy Conversion Inc., a laboratory engaged in the research, development and demonstration of alkaline fuel cells and hydrogen storage methods. Mr. Cargnelli resides in Toronto, Ontario.

Gary Brandt joined us in October 2001 as our Chief Financial Officer. From 2000 to 2001, Mr. Brandt was Chief Financial Officer with @Link Networks, Inc. From 1996 to 2000, Mr. Brandt was Vice President, Investor Relations with WorldCom Inc., and from 1994 to 1996 was Vice President, Investor Relations with MFS Communications Company, Inc., which was acquired by WorldCom Inc. in 1996. From 1985 to 1994, Mr. Brandt held various senior finance positions with Northern Telecom. Mr. Brandt earned a Bachelor of Commerce degree from Queen’s University and a Master’s degree in Business Administration from York University. Mr. Brandt resides in Toronto, Ontario.

Dr. Ravi B. Gopal joined us in May 1998 and was appointed Vice President of Engineering, Electronics and Controls in June 1999. His title was changed to Vice President Systems and Applications Engineering in November 2001. Dr. Gopal was employed by the University of Quebec, Trois-Rivieres as a Post-Doctoral Fellow from October 1991 to May 1994, a Research Associate from June 1994 to May 1998 and as a member of the teaching faculty from January to May 1998. Dr. Gopal received his Ph.D. from the Indian Institute of Science. Dr. Gopal resides in Oakville, Ontario.

Don J. Morrison joined our board of directors in September 2000. Don Morrison is Senior Portfolio Manager at Ontario Municipal Employees Retirement System (OMERS). Mr. Morrison has previously served as Senior Vice President, Investments, at Working Ventures Canadian Fund Inc. and as Principal in the Financial Advisory Services Group of PricewaterhouseCoopers LLP. Mr. Morrison is a Chartered Accountant. Mr. Morrison was originally appointed to our board by Working Ventures in accordance with the terms of our Amended and Restated Unanimous Shareholders’ Agreement, which expired upon completion of our initial public offering. Mr. Morrison resides in Toronto, Ontario.

Donald J. Lowry joined our board of directors in July 2000. Since February 1998, Mr. Lowry has been President and Chief Executive Officer of EPCOR Utilities Inc., an essential services utility. From May 1997 to January 1998, Mr. Lowry served as Chairman of Alta Telecom Inc., a telecommunications company. From March 1993 to May 1997, Mr. Lowry served as President and Chief Operating Officer of Telus Communications Inc., a

telecommunications company. Mr. Lowry is a member of the Institute of Corporate Directors. Mr. Lowry resides in Edmonton, Alberta.

James Sardo joined our board of directors in May 2003. He currently is a director of Royal Group Technologies Limited and UE Waterheater Operating Trust as well as a trustee of Custom Direct Income Fund. Mr. Sardo was President, Canadian operations, of Moore Corporation Limited, from 1999 to 2001 and President and Chief Executive Officer of SMK Speedy International, from 1997 to 1999. Prior to 1997, Mr. Sardo held the Chief Executive Officer positions at SNE, Inc. and Amre Inc. in the United States and the position of Chairman and Chief Executive Officer of Firestone Canada Inc. Mr. Sardo is a member of the Institute of Corporate Directors. Mr. Sardo resides in Mississauga, Ontario.

Charley Pappas joined us in April 2000 as our Director of Engineering Operations and was appointed Vice President of Operations in September 2000. His title was changed to Vice President, Infrastructure Applications in April 2003. From October 1992 to April 2000, Mr. Pappas was employed with The Electrolyzer Corporation Limited, a manufacturer of hydrogen generators, where he served as Senior Design Engineer from 1992 to 1994, and Vice-President of Engineering from 1994 to 1999. From 1991 to 1992, Mr. Pappas was President and Project Manager with Phalanx Engineering Inc., an engineering consultant to the industrial gas business. From 1981 to 1991, Mr. Pappas was employed by Union Carbide Canada Limited in a number of positions. Mr. Pappas is a Member of the Professional Engineers of Ontario and resides in Scarborough, Ontario.

Wesley Twiss joined our board of directors in February 2003. Mr. Twiss has over 35 years of energy industry experience, including 13 years as the senior financial officer of two major Canadian companies. Mr. Twiss was the Executive Vice President and Chief Financial Officer for PanCanadian Energy Corporation from October 2000 until April 2002 and was Executive Vice President and Chief Financial Officer of Petro-Canada from 1998 through 2000. Mr. Twiss is a director of Canadian Oil Sands Limited and KeySpan Canada Management Limited and a trustee of Enbridge Commercial Trust. Mr. Twiss is a member of the Institute of Corporate Directors. Mr. Twiss resides in Calgary, Alberta.

Frank Colvin joined our board of directors in November 2001. In February 2003, Mr. Colvin retired as Vice President of Fuel Cell Activities, General Motors. Prior to holding that position, Mr. Colvin held numerous senior positions at General Motors, including, most recently, Vice President of Engineering, General Motors Europe. Mr. Colvin was selected to join our board of directors by General Motors in connection with our strategic alliance with General Motors. Mr. Colvin resides in Saint Clair Shores, Michigan.

Jonathan Lundy joined us in October 2000 as our Vice President Corporate Affairs and Corporate Secretary. His title was changed to Vice President, General Counsel and Corporate Secretary in April 2003. From August 1998 to October 2000 Mr. Lundy was employed at Osler, Hoskin & Harcourt LLP where he practiced corporate and securities law. From May 1996 to August 1998 Mr. Lundy was employed with Heenan Blaikie where he practiced corporate law. Mr. Lundy earned a Bachelor of Laws degree and a Bachelor of Arts degree from the University of Western Ontario. Mr. Lundy is a member of the Law Society of Upper Canada. Mr. Lundy resides in Oakville, Ontario.

Each director is elected annually to serve for terms of up to three years or until his successor is elected or appointed.  Officers are appointed by our board of directors and hold office until their successors are appointed, subject to resignation, retirement or removal by our board of directors.

Interest of Management and Others in Material Transactions

Transactions with Viking Engineering & Tool Co.

We subcontract some manufacturing in the normal course of our operations to Viking Engineering & Tool Co., a company owned by the father and uncle of Joseph Cargnelli, one of our directors and a principal shareholder. For the fiscal year ended December 31, 2003, we paid this company approximately $2.1 million. We believe that the rates this company has charged us for its services are comparable to rates we could have obtained from an unrelated third party.

Transactions with General Motors Corporation

In October 2001, we formed a strategic alliance with General Motors to accelerate the development of fuel cell technology into global commercial markets. In connection with the strategic alliance, we issued to General Motors approximately 11.4 million of our common shares, or approximately 21% of our outstanding shares at October 2001, and warrants to purchase approximately 2.5 million additional shares. The warrants were placed in escrow upon closing of the transaction and are released at a rate of 61,761 warrants per month over 40 months. Each warrant is exercisable at an exercise price of $4.00 per share upon release from escrow. The warrants expire on October 16, 2006. The shares issued, and issuable upon the exercise of the warrants, are subject to certain restrictions on transfer. In addition, we have granted General Motors certain registration rights in connection with its shares and the shares issuable upon the exercise of the warrants. We have agreed that one director nominated by General Motors shall be included in the slate of directors that are presented to shareholders for approval at our general meeting.

In connection with the strategic alliance, General Motors granted us a non-exclusive, royalty-free license to use certain of General Motors’ proprietary fuel cell stack intellectual property in certain applications and modules. The use or incorporation of General Motors’ fuel stack intellectual property outside these defined areas requires the consent of General Motors. We granted to General Motors, its affiliates and any third parties with whom General Motors has a technical or business relationship related to fuel cells a perpetual, royalty-free, non-exclusive license to use all of the intellectual property we develop that (i) uses General Motors’ proprietary fuel cell stack intellectual property and/or (ii) is funded by General Motors. Intellectual property that is not funded by General Motors, but which uses General Motors’ fuel cell stack technology is licensed to General Motors non-exclusively. Intellectual property that has been developed through funding by General Motors, whether owned solely by us or jointly by us and General Motors, is licensed to General Motors on an exclusive basis for mobile applications and on a non- exclusive basis for all other applications. In the event that we wish to liquidate or discontinue activity in the fuel cell business, or otherwise wish to transfer any of the intellectual property associated with General Motors’ proprietary fuel cell stack intellectual property developed using funds from General Motors, we are required to offer it first to General Motors. We also agreed to provide General Motors with certain services, access to technology and testing resources in connection with its fuel cell development program and we agreed that all products, material hardware and resources purchased from us by General Motors will be at our most favorable commercial prices.

For so long as General Motors holds at least 10% of our outstanding shares, in the event that any of our founders, Pierre Rivard, Boyd Taylor or Joseph Cargnelli, wish to transfer (i) all or substantially all of their shares to any person, or (ii) any of their shares to a person actively competing with General Motors in the automotive or fuel cell industry, they must first offer the shares to General Motors. In addition, in the event that we issue additional equity securities or securities convertible into equity securities for cash consideration, we have granted General Motors the right to participate in such offering on a pro rata basis based on the fully-diluted number of common shares that it holds. General Motors’ pre-emptive right is subject to certain limited exceptions, including the issuance of shares in connection with acquisitions. Other than as described above, prior to October 16, 2005, General Motors is prohibited from acquiring any additional equity securities.

ADDITIONAL INFORMATION

We will provide to any person or company upon request to the Corporate Secretary of Hydrogenics at 5985 McLaughlin Road, Mississauga, Ontario, L5R 1B8:

(a)	when the securities of our company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus;

	(i)	a copy of our latest annual information form, together with a copy of any document, or the pertinent pages of any document, incorporated by reference in the latest annual information form;

(ii)

a copy of our comparative consolidated financial statements of our company for our most recently completed financial year for which financial statements have been filed, together with the accompanying report of the auditor and a copy of the most recent interim consolidated financial statements of our company that have been filed, if any, for any period after the end of our company’s most recently completed financial year;

	(iii)	a copy of our information circular in respect of our most recent annual meeting of shareholders that involved the election of directors; and

(iv)

a copy of any other documents incorporated by reference into a preliminary short form prospectus or short form prospectus and are not required to be provided under clauses (i), (ii), and (iii) above; or

(b)	at any other time, one copy of any documents referred to in paragraphs (a)(i), (ii) and (iii), provided that we may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of our company.

Additional information concerning remuneration and indebtedness of directors and officers, principal holders of our securities, options to purchase securities and interests of insiders in material transactions is contained in our information circular in respect of our most recent annual meeting of shareholders that involved the election of directors.  Additional financial information is contained in our audited comparative consolidated financial statements for our most recently completed fiscal year.